May 27, 2022

United States Securities and Exchange Commission
Division of Corporate Finance
Officer of Trade and Services

Attention:	Amy Geddes 202-551-3304 Linda Cvrkel 202-551-3813 Donald Field 202-551-3680 Erin Jaskot 202-551-3442

Re:	Yoshiharu Global Co.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 29, 2022
File No. 333-262330

Dear Ms. Geddes:

Yoshiharu Global Co. (the “Company”) confirms receipt of the letter dated May 16, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below. The Staff’s comment is set forth below, followed by the Company’s response in bold:

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 37

1. It is unclear how you have revised your document in response to our previous comment As such, we reissue the comment. Please provide us with your calculations of the amounts of cash and additional paid-in-capital presented in the “Pro Forma As Adjusted” and “Pro Forma As Adjusted with Over-Allotment Option” columns. Specifically:

● It does not appear the net proceeds presented in Use of Proceeds on page of $16,380,000 and $18,837,000 respectively, agrees to the changes between actual amounts as of December 31, 2021 and the as adjusted columns. Confirm our understanding that the net proceeds presented on page 6 considers the other expenses of issuance and distribution of $825,000 as detailed on page II-1. If our understanding is correct, please explain to us why it appears a further $825,000 has been deducted from Cash and Equivalents in each pro forma column here.

● Further, please revise your disclosure to specifically state the compensation expense associated with 549,100 shares issued to Directors and consultants.

● In addition, since you are issuing 4,000,000 Class A shares on an as adjusted basis and 4,600,000 Class A shares with the over-allotment option, please explain how you determined pro forma outstanding shares of 13,000,000 and the pro forma as adjusted with over-allotment shares of 13,600,000 when you had 9,450,000 outstanding Class A shares on an actual basis at December 31, 2021.

Additionally, please revise to include stock subscriptions receivable as a component of your stockholders’ deficit at December 31, 2021 and revise to include disclosure of your total capitalization on an actual basis, on a pro forma as adjusted basis and as adjusted for the over-allotment option.

SEC Division of Corporate Finance
May 27, 2022

RESPONSE: The Company has revised its disclosures in Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) in response to the Staff’s comment.

Dilution, page 38

2. Please provide to us in your response your calculation of actual and pro forma net tangible book value and net tangible book value per share. Please also reconcile the proceeds considered in your calculation of dilution with that disclosed in Use of Proceeds on page 35. Additionally, please reconcile the number of shares held by existing investors in the table on the bottom of page 38 with the outstanding shares reflected in your December 31, 2021 balance sheet on page F-3.

RESPONSE: The Company has revised its disclosures in Amendment No. 3 in response to the Staff’s comment.

Summary of Cash Flows, page 54

3. The net cash provided by financing activities for the year ended December 31, 2021 as disclosed in the table on page 54 does not agree to the amount in your cash flow statement on page F-6. Please reconcile and revise these disclosures.

RESPONSE: The Company has reconciled its disclosures in Amendment No. 3 in response to the Staff’s comment.

Cash Flows Provided by (used in) Financing Activities, page 55

4. The net cash provided by financing activities during the year ended December 31, 2021 of $1.8 million and the shareholder distributions during this period of $696,575 as discussed on page 55 do not agree to the amounts in the cash flow statement on page F-6. Please reconcile and revise these disclosures.

RESPONSE: The Company has reconciled its disclosures in Amendment No. 3 in response to the Staff’s comment.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

5. The face of your balance sheet indicates that 3,205,000 shares of Class A common stock were issued and outstanding at December 31, 2020. Please reconcile this with your presentation on your statement of stockholder’s equity on page F-5.

SEC Division of Corporate Finance
May 27, 2022

RESPONSE: The Company has reconciled its disclosures in Amendment No. 3 in response to the Staff’s comment.

Consolidated Statements of Cash Flows, page F-6

6. The amount of shareholder contributions and distributions as disclosed in your statement of cash flows for the year ended December 31, 2021 do not agree to the amounts in consolidated statements of stockholders’ equity for this period or with the amounts in Note 8. Please reconcile and revise these disclosures.

RESPONSE: The Company has reconciled its disclosures in Amendment No. 3 in response to the Staff’s comment.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at 212/536-4085.

Very truly yours,

/s/ James Chae
James Chae, Chief Executive Officer

cc: Matthew Ogurick, Esq.